Exhibit 99.2

Stockholm,Sweden	January 8, 2024

Calliditas Therapeutics provides business update ahead of JP Morgan conference

Calliditas Therapeutics AB (Nasdaq: CALT, Nasdaq Stockholm: CALTX) (“Calliditas”), a commercial biopharma company focused on rare diseases today provided a business update for the fourth quarter of 2023 and certain preliminary, unaudited key financial information for the fourth quarter and full year 2023, as follows:

•	Strong Q4 preliminary product revenue growth with net TARPEYO revenues of $31 – 33m for the quarter, representing significant growth over Q3.

•	Preliminary Net TARPEYO revenues of $100 – 102m for 2023, representing over 170% year over year growth compared to 2022.

•	Preliminary Total revenues reaching $110 – 113m for 2023, as a result of milestone payments and royalty income from the Nefecon franchise outside the US.

•	Record quarter in terms of enrollments with 555 new TARPEYO prescriptions in the 4th quarter.

The information above reflects our preliminary estimates with respect to such results based on currently available information. We have provided ranges, rather than specific amounts, for the preliminary results described above primarily because our financial closing procedures are not yet complete and, as a result, our final results may vary from the preliminary estimates.

“We are very pleased with the preliminary outcome of the 2023 fiscal year, generating product sales in excess of $100 million in our second year of commercialisation. This is a very strong result and we are very excited about 2024 based on the recent full approval of TARPEYO in the US, strengthened product protection and the record growth seen in enrollments in Q4. This result, in combination with our successful debt refinancing and strengthening our US leadership team, puts us in an optimal position to drive growth and profitability in 2024 and build a high growth, durable franchise in the rare disease space.” said CEO Renée Aguiar-Lucander.

For further information, please contact:

Åsa Hillsten, Head of IR & Sustainability, Calliditas

Tel.: +46 76 403 35 43, Email: asa.hillsten@calliditas.com

The information in the press release is information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation. The information was sent for publication, through the agency of the contact persons set out above, on January 8, 2024 at 8.15 am CET.

The above unaudited, estimated results for the quarter and year ended December 31, 2023 are preliminary financial information, remain subject to completion, and were prepared by management based upon estimates, a number of assumptions and currently available information, and are subject to revision based upon, among other things, quarter-end closing procedures and/or adjustments, the completion of our financial statements and other operational procedures. Our actual results could be materially different from this preliminary financial information, which should not be regarded as a representation by us as to our actual results for the quarter and year ended December 31, 2023. In addition, our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information and does not express an opinion or any other form of assurance with respect to this preliminary financial information. During the course of the preparation of our financial statements and related notes as of and for the quarter and year ended

December 31, 2023, we may identify items that would require us to make material adjustments to this preliminary financial information.

About Calliditas

Calliditas Therapeutics is a biopharma company headquartered in Stockholm, Sweden, focused on identifying, developing, and commercializing novel treatments in orphan indications with significant unmet medical needs. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT). Visit Calliditas.com for further information.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the development of Calliditas’ pipeline. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, clinical trials, intellectual property of the NEFECON franchise globally, competition from other companies, pipeline development, revenue and product sales projections or forecasts, 2023 revenue guidance and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.